

Mail Stop 3720

November 13, 2006

Mr. Steven Blondy
Executive Vice President and Chief Financial Officer
R.H. Donnelley Inc.
1001 Winstead Drive
Cary, N.C. 27513

> **Re: R.H. Donnelley Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
> **File No. 333-59287**

Dear Mr. Blondy:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures, page 49

1.   We note your statement "While we believe the 2005 adjusted and 2004 adjusted
        pro forma results reasonably represent results as if the businesses had been
        combined for the full years 2005 and 2004, because of differences in application
        of accounting policies and practices between the Company and the acquired
        entities, <u>management does not believe these 2005 adjusted and 2004 adjusted pro
        forma amounts are strictly comparable,</u> nor are they necessarily indicative of
        results for future periods."   Since these non-GAAP results are not comparable
        and given that you already explain the significance of your acquisitions in your
        GAAP results of operations, please revise to eliminate these non-GAAP measures
        in future filings.

Advertising Sales – Publication Sales, page 52

2.   Your reconciliation of advertising sales appears unclear and components of the
        reconciliation are not comparable from period to period. As such, please revise to
        eliminate this non-GAAP measure in future filings.

Consolidated Statements of Operations, page F-6

3.   We note that your income statement presentation includes separate line items for
        gross revenues, sales allowances, and net revenues. We believe that it would be
        more appropriate for you to present only net revenue, and disclose the sales
        allowances either parenthetically or in the footnotes, if you believe that
        information is useful and meaningful to the investors. Please revise in future
        filings or explain why your current presentation is appropriate, including
        references to supporting authoritative literature.

4.   Please provide a caption for cost of revenue in accordance with Rule 5-03(b)(2)
        of Regulation S-X.

5.   We note on page 44 that you record selling and bad debt expense as part of your
        operating expenses, please state separately any material amounts of selling,
        general and administrative expenses and bad debt expense on the face of your
        consolidated statement of operations in accordance with Rule 5-03(b) of
        Regulation S-X.

6.   Please comply with SAB Topic 11:B, as applicable, by identifying the amount of
        applicable depreciation and amortization that is excluded from the caption "cost
        of revenue."

17. Subsequent Events, page F-50
GS Repurchase, page F-53

7.	Tell us why you reversed the previously recorded beneficial conversion feature and recorded an increase of $31.2 million related to shares repurchased on January 27, 2006. Refer to your basis in accounting literature.

Form 10-Q for the Fiscal Quarters ended June 30, 2006

4. Intangible Assets and Goodwill, page 14

8.	We note that you entered into directory services agreements, including a trademark license agreement, with Embarq, which was executed in May 2006 in conjunction with Sprint's spin-off of its local telephone business. Tell us why you believe that the trade name intangible asset of $30 million is not impaired given that the new name is Embarq and not Sprint. Refer to your basis in accounting literature that supports your accounting.

9.	In addition, you state that the Embarq Directory Services Agreements replaced the previously-existing analogous agreements with Sprint, except that Sprint remained bound by their non-competition agreement. Please:

- Describe to us any changes in the directory services agreements.
- Tell us how you considered the replacement of the agreements when testing the associated intangible assets for impairment.
- Tell us and disclose the assumptions used before and after the Sprint spin-off for your impairment testing. Refer to your basis in accounting literature.

*   *   *   *

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director